UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: February 26, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

February 26, 2008

Central Fund of Canada Limited (symbols: AMEX-CEF, TORONTO-CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three-months ended January 31, 2008.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2008	2007
Net assets:
Gold bullion, at market, average cost $370,416,530 (2007: $370,416,530)	$ 743,372,608	635,681,207
Silver bullion, at market, average cost $336,022,132 (2007: $336,022,132)	673,831,137	576,419,467
Cash	1,322,586	2,330,873
Interest-bearing cash deposits	24,000,000	25,200,000
Prepaid insurance, interest receivable and other	80,312	202,060
	1,442,606,643	1,239,833,607
Accrued liabilities	(952,154)	(1,063,139)
Dividends payable	-	(1,251,345)
Net assets representing shareholders’ equity	$ 1,441,654,489	1,237,519,123
Represented by:
Capital stock Class A shares issued: 125,134,532 (2007: 125,134,532)	$ 721,106,322	721,079,758
Common shares issued: 40,000	19,458	19,458
	721,125,780	721,099,216
Contributed surplus	9,774,048	10,762,435
Retained earnings inclusive of unrealized appreciation of holdings	710,754,661	505,657,472
	$ 1,441,654,489	1,237,519,123

Net asset value per share:
Class A shares	$ 11.52	9.89
Common shares	$ 8.52	6.89
Exchange rate: U.S. $1.00 = Cdn.	$ 1.0022	0.9499

Net asset value per share expressed in Canadian dollars:
Class A shares	$ 11.54	9.39
Common shares	$ 8.54	6.54

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2007 Annual Report and the accompanying MD&A.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $204.1 million in the first quarter essentially due to the unrealized appreciation of holdings during the quarter.

CENTRAL FUND OF CANADA LIMITED

Statement of Income

(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2008	2007
Income:
Interest	$ 312,955	258,368
Unrealized appreciation of holdings	205,097,189	74,010,542
	205,410,144	74,268,910
Expenses:
Administration fees	760,954	612,521
Safekeeping, insurance & bank charges	355,514	267,159
Shareholder information	48,258	45,127
Legal fees	42,793	21,704
Directors’ fees and expenses	33,097	35,430
Stock exchange fees	28,484	9,242
Accounting fees	18,166	17,000
Registrar and transfer agent fees	13,780	15,004
Miscellaneous	296	321
Total expenses	1,301,342	1,023,508
Net income inclusive of unrealized appreciation of holdings	$ 204,108,802	73,245,402
Net income per share:
Class A shares	$ 1.63	0.67
Common shares	$ 1.63	0.67

Net income (inclusive of unrealized appreciation of holdings) for the three months ended January 31, 2008 was $204.1 million compared to $73.2 million for the same period in 2007. Virtually all of the net income for the three month period was due to unrealized appreciation of holdings. Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased, reflecting the higher prices of gold and silver bullion. Administration fees increased to $760,954 from $612,328 for the three months based on the increased assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended January 31, 2008 were 0.10%, compared to 0.11% for the same three-month period in 2007. For the twelve months ended January 31, 2008, the expense ratio was 0.42% compared to 0.45% for the prior twelve-month period.

Central Fund of Canada Limited operates as a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices. At January 31, 2008, the Class A shares of Central Fund were backed 98.4% by gold and silver bullion and may be purchased or sold with ease on either the American Stock Exchange (CEF) or The Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878